Exhibit 99.2

Press Release
Your Contact:
Corinne Hoff Global Media Relations Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@Aventis.com	Nathalie Jecker Global Media Relations Tel.: +33 (0)3 88 99 11 16 Nathalie.Jecker@Aventis.com

Annual General Meeting of Hoechst AG

        Kehl, Germany, August 31, 2004—At today's Annual General Meeting, Hoechst AG shareholders approved a dividend of € 0.77 per share. The dividend to be distributed on September 1, 2004, amounts to € 431 million.

        All additional resolutions presented at the AGM were also approved by an overwhelming majority of the share capital represented at the meeting.

        Hoechst AG is a 98.1 percent-owned subsidiary of Aventis, Strasbourg. Subsequent to the creation of Aventis, through the combination of Hoechst AG and Rhône-Poulenc S.A., on December 15, 1999, Hoechst AG is now an intermediate holding company. Hoechst AG is listed on the Frankfurt Stock Exchange. For further information, please visit: http://www.hoechst.de

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

Hoechst Aktiengesellschaft•D-65926 Frankfurt am Main

Hoechst Member of the Aventis Group